

Mail Stop 4631

February 23, 2016

Via e-mail
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.
40 Wall Street, 28th Floor
New York, NY 10005

    Re: Wave Sync Corp.
          Amendment No. 3 to Form 8-K
          Filed February 19, 2016
          File No. 001-34113

Dear Mr. Xiang:

      We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

General

1. Please file an amendment to your 8-K incorporating the changes that you have presented here into a Form 8-K presenting the information called for by Items 1.01, 2.01, 3.02, 5.01, 5.02, 5.03, 5.06 and 9.01 of Form 8-K pertaining to the reverse merger described in your Form 8-K filed October 20, 2015.

      You may contact Ameen Hamady at (202)551-3891 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

                        Sincerely,

                        /s/ Craig Slivka, for

                        Pamela Long
                        Assistant Director
                        Office of Manufacturing and
                        Construction